Exhibit 99.1

ObsEva Announces Relationship with Syneos Health to Commercialize Linzagolix

-Linzagolix, an oral GnRH antagonist, is pending regulatory approval in the U.S. and Europe for the treatment of uterine fibroids-

-Financing agreement with JGB Management to fund the planned launch of linzagolix as well as other development and operational expenses-

- Amendment of Kissei exclusive license and supply agreement -

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland, October 13, 2021 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company dedicated to improving women’s reproductive health today announced a strategic relationship with Syneos Health® (Nasdaq:SYHN), the only fully integrated biopharmaceutical solutions organization, to commercialize linzagolix.

Linzagolix has the potential to be a best-in-class GnRH receptor antagonist for the treatment of uterine fibroids due to its efficacy and favorable tolerability profile.1,2,3 If approved, it would be the only GnRH antagonist for uterine fibroids with unique and flexible dosing options, as well as the first to offer a low dose option to address the needs of women who cannot or do not want to take hormones.1,4 Linzagolix is also being evaluated in an ongoing Phase 3 (EDELWEISS 3) study as a potential treatment for endometriosis-associated pain.

Brian O’Callaghan, CEO of ObsEva, commented, “We are thrilled to work with Syneos Health on the commercialization of linzagolix. With a leading women’s health sales force, Syneos Health is uniquely suited to support our goal of offering relief to women suffering from uterine fibroids. While traditional partnering arrangements with large pharma companies were considered, we believe that Syneos Health offers ObsEva the best option to maximize and maintain control, value and optionality for this important product. This Syneos Health relationship, together with the newly announced financing facility and revised Kissei license terms, provides ObsEva with a strong foundation to execute on its commercialization plans.”

“We are proud to work with ObsEva on the development of a critical treatment that has the potential to change the lives of women suffering from uterine fibroids,” said Michelle Keefe, President, Commercial Solutions at Syneos Health. “We are excited to support ObsEva in their launch utilizing our full-service commercial model including agency, field team, and operations support for linzagolix in both the U.S. and Europe.”

JGB Financing Agreement

ObsEva has also entered into a convertible note financing agreement with certain funds and accounts managed by JGB Management, Inc. which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. The first tranche, for an initial $30 million, was funded at closing and used to retire the existing debt facility with Oxford Finance LLC. Notes issued in connection with each tranche will have a three-year term. All principal and interest will be convertible into ObsEva’s common shares at a price of $3.20 per share. In connection with each tranche, ObsEva will also issue warrants to purchase its common shares, including a warrant to purchase 1,634,877 common shares that was issued at the initial closing. The warrants will have an exercise price of $3.67 per share and a four year term from the date of issuance. Further information with respect to the debt facility will be provided in a Form 6-K filed by ObsEva with the Securities and Exchange Commission on October 13, 2021. Canaccord Genuity LLC acted as exclusive placement agent and financial advisor to ObsEva.

Kissei License and Supply Agreement

Finally, ObsEva’s exclusive license and supply agreement with Kissei for linzagolix has been amended so that first commercial sales milestones for the EU and the US will now be extended over a 5-year period. In addition, North American royalty payments have been lowered to tiered single digit royalties on net sales plus a supply price for the active pharmaceutical ingredient (API).

About Linzagolix

Linzagolix is a novel, once daily, oral GnRH receptor antagonist with a potentially best-in-class profile1,2,3. Linzagolix has completed clinical trial development for the treatment of heavy menstrual bleeding associated with uterine fibroids and is currently in late-stage clinical development for the treatment of pain associated with endometriosis. ObsEva licensed linzagolix from Kissei in late 2015 and retains worldwide commercial rights, excluding Asia, for the product. Linzagolix is not currently approved anywhere in the world.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

About Syneos Health

Syneos Health® (Nasdaq:SYNH) is the only fully integrated biopharmaceutical solutions organization. The Company, including a Contract Research Organization (CRO) and Contract Commercial Organization (CCO), is purpose-built to accelerate customer performance to address modern market realities. We bring together approximately 27,000 clinical and commercial minds with the ability to support customers in more than 110 countries. Together we share insights, use the latest technologies and apply advanced business practices to speed our customers’ delivery of important therapies to patients. To learn more about how we are Shortening the distance from lab to life®, visit syneoshealth.com or subscribe to our podcast.

Cautionary Note Regarding Forward Looking Statements of ObsEva SA

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of and commercialization plans for ObsEva’s product candidates, including linzagolix, expectations regarding regulatory and development milestones, including the potential timing of regulatory submissions to the EMA and FDA and ObsEva’s ability to obtain and maintain regulatory approvals for its product candidates, and the results of interactions with regulatory authorities, and expectations regarding the use of funds from the financing agreement with JGB Management. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, the impact of the ongoing novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with Securities and Exchange Commission (SEC) on March 5, 2021 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617) 435-6602

1.	Stewart E, ASRM 2020; Late-breaker abstract P-930
2.	Al-Hendy A, NEJM 2021; 384:630-42
3.	Schlaff W, NEJM 2020; 382:328-40
4.	Bradley L, ASRM 2020; Late-breaker abstract P-931